

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2024

James Tanaka
Vice President, Securities & Governance and Secretary
Veralto Corporation
255 Wyman Street, Suite 250
Waltham, Massachusetts 02451

> **Re: Veralto Corporation**
> **Registration Statement on Form S-4**
> **Filed July 26, 2024**
> **File No. 333-281056**

Dear James Tanaka:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Molly W. Fox, Esq.